Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267028

Prospectus Supplement No. 1

(to Prospectus dated September 1, 2022)

Fast Radius, Inc.

Up to 14,643,920 Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus, dated September 1, 2022 (the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration No. 333-267028). This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K that we filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2022, which is set forth below.

The Prospectus and this prospectus supplement relate to the sale of up to 14,643,920 shares of our common stock (“Common Stock”), which may be resold from time to time by Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“Lincoln Park” or the “selling stockholder”). We are not selling any Common Stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares of Common Stock by the selling stockholder, except with respect to amounts received by us upon the sale of shares of Common Stock to Lincoln Park.

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus, including any supplements or amendments thereto.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.

Our Common Stock and public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “FSRD” and “FSRDW”, respectively. On October 28, 2022, the last reported sales price of our Common Stock was $0.28 per share and the last reported sales price of our public Warrants was $0.02 per public Warrant.

In reviewing this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” in the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 31, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2022

Fast Radius, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40032	85-3692788
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

113 N. May Street
Chicago, Illinois	60607
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (312) 319-1060

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FSRD	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	FSRDW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 25, 2022, Fast Radius Operations, Inc., a Delaware corporation (“Fast Radius Operations”) and wholly owned subsidiary of Fast Radius, Inc., a Delaware corporation (the “Company”), and United Parcel Service General Services Co., a Delaware corporation (“UPS”), entered into the Termination Agreement (defined below). The disclosure included under Item 1.02 below is incorporated herein by reference.

On October 31, 2022, the Company entered into (i) a Third Amendment to Loan and Security Agreement (the “SVB Amendment”) with Silicon Valley Bank (“SVB”), which, among other things, amended that certain Loan and Security Agreement, dated as of December 29, 2020 (as amended, the “SVB Credit Agreement”), by and between Fast Radius Operations and SVB and (ii) a Third Amendment to Loan and Security Agreement (the “SVB Capital Amendment” and, together with the SVB Amendment, the “Amendments”) with SVB Innovation Credit Fund VIII, L.P. (“SVB Capital”), which, among other things, amended that certain Loan and Security Agreement, dated as of September 10, 2021 (as amended, the “SVB Capital Credit Agreement” and, together with the SVB Credit Agreement, the “Credit Agreements”), by and between Fast Radius Operations and SVB Capital.

The Amendments amended the Credit Agreements to, among other things, defer the payment of principal otherwise due under the Credit Agreements on November 1, 2022, in the aggregate amount of $2,627,777.78. If the Company achieves certain specified milestones (the “Milestones”), the payment of principal otherwise due under the Credit Agreements on December 1, 2022, in the aggregate amount of $2,627,777.78 will be deferred until January 1, 2023, at which time the Company will be required to make monthly payments of principal (including the deferred principal) in the aggregate amount of $3,802,777.78 plus accrued but unpaid interest through the maturity dates under the Credit Agreements. If the Company does not achieve the Milestones, then commencing on December 1, 2022, the Company will be required to make monthly payments of principal (including the deferred principal) in the aggregate amount of $3,097,777.78 plus accrued but unpaid interest. The Amendments also revised the maturity dates under the Credits Agreement from April 3, 2023 (under the SVB Capital Credit Agreement) and December 1, 2024 (under the SVB Credit Agreement), in each case to the earlier of (a) April 3, 2023, or (b) December 23, 2022, in the event the Milestones are achieved.

The foregoing description of the Amendments does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendments, which will be filed as exhibits to the Company’s Annual Report on Form 10-K for the period ending December 31, 2022.

Item 1.02	Termination of a Material Definitive Agreement.

On October 25, 2022, Fast Radius Operations and UPS entered into a Termination Agreement (the “Termination Agreement”) pursuant to which the parties mutually agreed to terminate that certain Amended and Restated Discount Agreement, dated as of March 21, 2019, by and between Fast Radius Operations and UPS (as amended, the “Discount Agreement”), with such termination effective as of October 25, 2022.

Under the Discount Agreement, Fast Radius Operations had agreed to compensate UPS in the form of equity royalties or a quarterly cash payment equal to six percent (6%) of Fast Radius Operations’ gross revenues up to an aggregate cumulative maximum of approximately $7.6 million in exchange for UPS agreeing to exclusively promote Fast Radius Operations in its sales and marketing efforts as UPS’s exclusive on-demand manufacturing partner. UPS also owns in excess of 10% of the Company’s outstanding common stock. As of June 30, 2022, the Company recognized $3.4 million as a related party accrued liability on its condensed consolidated balance sheet in respect of the Discount Agreement.

Pursuant to the Termination Agreement and in settlement of all past and future liabilities that would have been owed under the Discount Agreement, Fast Radius Operations will transfer and convey to UPS an amount equal to $1.5 million within three days after the consummation of any sale of (i) all or a majority of the equity of Fast Radius Operations or (ii) all or a majority of Fast Radius Operations’ assets. The Termination Agreement also included a mutual release, pursuant to which Fast Radius Operations and UPS each released the other from any claims and liabilities under the Discount Agreement.

The Termination Agreement does not affect any other agreements between Fast Radius Operations and UPS, including the Company’s lease with UPS at their Worldport facility in Louisville, Kentucky.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Termination Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ending December 31, 2022.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fast Radius, Inc.

Date: October 31, 2022	By:	/s/ Lou Rassey
Lou Rassey
Chief Executive Officer